June 10, 2020

Via EDGAR

Michael Henderson

Staff Accountant

Lory Empie

Staff Accountant

Office of Finance

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:         Morningstar, Inc.
Form 10-K for the Fiscal Year ended December 31, 2019
Filed March 2, 2020
File No. 000-51280

Dear Ladies and Gentlemen:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company”), we are writing in response to the comments contained in the comment letter dated May 27, 2020 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter along with the response of the Company.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

6. Segment and Geographical Area Information, page 86

We note from your disclosure on page 11 that your current business model consists of selling products and services within following three major categories: Licensed-based, Asset-based, and Transaction-based (each of which represent more than 10% of total revenues). We also note from Question 3 in the 8-K dated March 13, 2020 that you discuss operating margins for these categories. Provide us with your analysis supporting your conclusion that a single reportable segment is appropriate pursuant to the requirements of ASC 280. Please address the following in your response:

•           We understand that certain of your major products and services have separate chief executive officers, heads, and presidents, etc. Tell us how you define your Chief Operating Decision Maker (“CODM”), for example, an individual or group.

•           Explain to us the key measures the CODM uses in assessment of performance and allocation of resources. Tell us if you provide detailed operating margin information, other than at the consolidated level, (e.g., at the major category level, as referenced above or for your major products and services) to the CODM.

Response:

Summary

In determining its reportable segments, the Company looked to the specific guidance included in FASB ASC 280, Segment Reporting (“ASC 280”), which employs a management approach in determining a company’s operating and reportable segments and, in turn, the presentation of disaggregated information by segment.  Following the steps outlined in ASC 280, we concluded that our chief operating decision maker (“CODM”) is Kunal Kapoor, our Chief Executive Officer. While the business activities and product lines covered by the Company’s reporting of revenue by type or product area may meet the definitions of a component and business activity, they are not appropriate operating segments because complete and consistent “discrete financial information” is not available. As a result, such information is unsuitable for use by our CODM in making decisions about resource allocation or strategic initiatives, and accordingly is not used for this purpose. Therefore, we conclude that a single reportable segment is appropriate.

Chief Operating Decision Maker

We determined our CODM based on the guidance in ASC 280-10-50-5 as follows:

“The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity.”

Our CODM is the Company’s Chief Executive Officer, Kunal Kapoor. Mr. Kapoor is the only member of the management team with the authority to make or approve significant operating or strategic decisions (subject to oversight by the Company’s Board of Directors) related to capital allocation, operating expense spending levels, resource management, and merger and acquisition activity. As noted in your comment, we have leaders within our Company who all report to the CODM that are accountable for product areas, functional areas or geographies based on our matrix management reporting structure. This structure was designed to put select groups of products and related direct expenses under the influence of specific leaders to facilitate increased accountability and collaboration, as well as to enable the structuring and tracking of specific metrics for performance management and incentive plans. While these leaders have discretion over certain levels of decision-making for their areas of responsibility, such as hiring and other resource and business decisions within consolidated budgeted guidelines, our CODM is solely responsible for decisions related to the allocation of resources that have impact on the consolidated Company business and operations.

Components of the Company’s Operations

The FASB Master Glossary defines a component as follows:

“A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group.”

As described in Item 1. Business of the Company’s Form 10-K for the year ended December 31, 2019, we sell products and services that generate revenue in three major categories (revenue by type):  Licensed-based, Asset-based, and Transaction-based. Each of our three major categories of products and services are delivered using the Company’s primary set of core data, which is managed centrally on a Company-wide basis. Our core data consists, among other things, of historical and wide-ranging financial information and data concerning pooled investment vehicles, such as mutual funds and exchange traded funds, data on publicly traded equity issuers and securities, data on fixed income issuers and securities, and data on private companies and investors, such as private equity and venture capital funds. Decisions about resources and resource allocation are made at the Company-wide level based on how this core data can be most effectively utilized and monetized across revenue types and products in pursuit of the Company’s goal of empowering investor success. Our core data flows into and populates our licensed products, such as Morningstar Direct, Advisor Workstation, Office, Morningstar.com and PitchBook, and is used by our research, asset management and retirement products in developing fund and equity ratings, investment recommendations and model portfolios. In addition, it is sold directly to clients in various forms through Morningstar Data, and has been recently expanded and enhanced by the trove of fixed income data and research available from our principal transaction-based product offering, credit ratings from our rating agency, DBRS Morningstar.

We began disclosing revenue by type in the third quarter of 2016 to give investors better clarity on our business model and how revenue is being recognized under the applicable accounting guidance. Additionally, we report revenue by certain key product areas (Morningstar Data, Morningstar Direct, PitchBook, DBRS Morningstar, Morningstar Investment Management, Morningstar Advisor Workstation, and Workplace Solutions) to provide more useful information to investors.  For the year ended December 31, 2019, our reported key product area revenue represented approximately 77% of consolidated revenue.  Although we choose to disclose revenue by type and, in some cases, product area, we do not run our business or make resource allocation decisions under this framework. Instead, we consider the Company as a portfolio of product lines that share a core set of data and contribute to our consolidated results.

Operating Segments

With respect to the Company’s assessment of operating segments, the Company considered the definition of operating segments in ASC 280-10-50-1 as follows:

“…a component of a public entity that has all of the following characteristics:

a.             It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.            Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.             Its discrete financial information is available.”

A.           Business Activities

Our portfolio of products and services engages in business activities that generate revenues and expenses. For external and certain internal management reporting purposes, we sometimes group the revenues we earn into the three categories mentioned above — Licensed-based, Asset-based and Transaction-based. However, more frequently, these business activities are organized by product or product area.

B.           Operating Results Regularly Reviewed by CODM

The information described below is provided to our CODM monthly, quarterly, and/or annually:

•                  Consolidated financial performance;

•                  Revenue by product area and geography;

•                  Key performance indicators, including sales pipeline activities tied to revenue generation and business objectives;

•                  Product area financial summaries, including certain direct costs and allocated expenses; and

•                  Progress reporting against strategic objectives.

Our CODM meets with the product area leaders on a regular basis to review performance, primarily for purposes of driving accountability across the leadership team and to track progress against key business objectives.  Performance is tied to our annual compensation plans.  Our 2020 incentive compensation plans for product area leaders are structured with 75% of the payout tied to the total Company’s results with the other 25% driven primarily by revenue results for the leader’s specific product area. In addition, the Company’s named executive officers are compensated based on consolidated Company results.

A variety of financial information exists and is available from our global financial systems, including by product area, and this information is provided to and reviewed by our CODM; however, it does not represent the primary tool he uses in evaluating and deciding upon significant operating or strategic decisions. Instead, our CODM considers the impact on consolidated Company performance, margins, cash flow, and, most importantly, how our long-term organic revenue growth is driven by investment decisions. While the impact on specific product areas may help inform these decisions, it is not the primary driver of our CODM’s strategic decision-making framework, nor are such results viewed in isolation. The annual budget that our CODM presents for approval to the Board of Directors is prepared at the consolidated Company level, and decisions are evaluated in this context.

Accordingly, for our CODM, our consolidated results are the most important input into his strategic decision-making framework.

C.           Discrete Financial Information

A variety of financial information relating to our revenue types and key product areas is prepared on a periodic basis and reviewed by our CODM and leadership team. However, our CODM does not believe this information represents sufficiently complete and consistent “discrete financial information” within the meaning of ASC 280. Further, he does not regularly utilize this type of financial information when making decisions to allocate resources or as the basis to determine the most effective way to monetize the Company’s core data assets. This is principally attributable to the changing nature of the Company’s product areas and the manner in which costs are allocated over time.  Management employs a variety of cost allocation methodologies to directionally attribute certain expenses to the product areas. Nearly half of operating expense categories is not direct costs to the product areas.  For the year ended December 31, 2019, 54% of our costs were direct and these were primarily related to compensation. Therefore, the expense profile by revenue type or product area is incomplete and varying assumptions are made to derive estimated, directional margins.

These issues explain why, in our 8-K response dated March 13, 2020 referenced above and at our recent shareholder meeting, we did not disclose License-based, Asset-based or Transaction-based operating margins.  Instead, our intention was to provide “directional” observations on margin to assist investors because investors have asked for that information, not because it is used as a means for our CODM to allocate resources. This information was intended to provide relative margins between these categories at a point in time given the lack of data and consistency with historical comparisons.  During our annual shareholder meeting, which was held on May 15, 2020, we also noted these metrics were “directional” and should be viewed as such.

In addition, our product areas have not been consistent over time as products are regrouped to maximize the value of the core data assets, to reflect operational improvements or for other reasons.  For instance, the Company’s index products were treated as part of the Company’s data product area until 2020. In connection either with such changes or as a result of refinements to the analysis, the underlying cost allocation methodologies have been from time to time refined, added to, and replaced, which results in internal comparability issues. Also, certain pools of operating expenses, such as those for data, research, information technology systems and infrastructure, sales, marketing, facilities and other corporate functions, are managed by centralized teams. Similar to our core data set, these functions are shared extensively across the Company for business purposes and it is difficult to fully estimate utilization and attribution to any given area.

While certain directional and discrete financial information by revenue type or product area derived from these cost allocations is available, it is inherently incomplete, and, therefore, not utilized by our CODM to make decisions about the allocation of resources in support of our primary strategic financial goals of achieving long-term consolidated organic revenue growth, operating income growth and cash flow generation. Complete, consistent, and meaningful discrete financial information to help our CODM make informed judgments on these matters is only available at the consolidated Company level.

Aggregation and Materiality Determination

The provisions of ASC 280 detail two additional steps in this analysis, (i) aggregate operating segments that have similar economic characteristics and that meet certain qualitative aggregation criteria and (ii) apply quantitative materiality thresholds to each operating segment to determine which operating segments are required to be separately reported in the notes to the financial statements.  As the Company determined that we have one operating segment, these two steps are not applicable.

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If you have any questions regarding the responses in this letter, please call me at (312) 244-7581.

Respectfully submitted,

/s/ Jason Dubinsky

Jason Dubinsky
Chief Financial Officer